REPORT INFO	ADVISOR CONTACT
Zone Date*: 8/14/2013
Issue Date: 8/25/2013
Client Name: Joe Test
Zone Label: Zone Scenario Sample
*This zone is effective only for the date listed above and assumes a contract can be issued on the date shown.

Sample Advisor
FOR DEMONSTRATION ONLY
THIS IS NOT A VALID ZONE
999 Test Street, Suite 9
Zone, IA 99999
999.999.9999
sample.advisor@thezone.com

RISK/REWARD ZONE
PERIOD	10-year

RATES	Secure Account	+4.75%	CAP	0.00% FLOOR

	Growth Account	+14.00%	CAP	-10.00% FLOOR

ACCOUNTS	Secure Account	50%

	Growth Account	50%

PERFORMANCE ZONE
This performance graph allows you to view annuity values using hypothetical index returns during your index period. This hypothetical example is for educational purposes only and does not project or predict future results.

	MEMBERS Zone		Index
Year	Value	Rate	Value	Rate
1	$95,000	-5.00%	$86,957	-13.04%
2	$90,250	-5.00%	$66,639	-23.37%
3	$98,711	9.38%	$84,219	26.38%
4	$105,494	6.87%	$91,793	8.99%
5	$108,660	3.00%	$94,548	3.00%
6	$118,640	9.18%	$107,425	13.62%
7	$122,828	3.53%	$111,217	3.53%
8	$116,687	-5.00%	$68,414	-38.49%
9	$127,626	9.38%	$84,460	23.45%
10	$138,814	8.77%	$95,256	12.78%

MEMBERS® Zone Annuity from MEMBERS Life Insurance Company

ANN-0713-MZA3	REV 0813 ©CUNA Mutual Group 2013

IMPORTANT NOTE ABOUT HYPOTHETICAL EXAMPLES

Remember all hypothetical examples are for illustrative purposes only. Under the best case during the index period, the index would repeatedly perform well and you would be credited the rate cap on each account for each contract year. Under the worst case, the index would repeatedly perform poorly and you would be credited the rate floor on each account for each contract year (see PERFORMANCE ZONE graph below). If you then surrendered the contract during the index period, you would be subject to surrender charges and a possible negative market value adjustment, and if withdrawn prior to age 59½, a 10% federal tax penalty would apply. This worst case scenario could result in a loss of significantly more than 10% of your investment in the contract. You should consider all the possible scenarios of both strong and poor performance when evaluating hypothetical examples.

PERFORMANCE ZONE

This performance graph allows you to view annuity values using hypothetical index returns during your index period. This hypothetical example is for educational purposes only and does not project or predict future results.

	MEMBERS Zone		Index
Year	Value	Rate	Value	Rate
1	$95,000	-5.00%	$80,000	-20.00%
2	$90,500	-5.00%	$64,000	-20.00%
2	$86,450	-5.00%	$51,200	-20.00%
3	$82,805	-5.00%	$40,960	-20.00%
4	$79,525	-5.00%	$32,768	-20.00%
5	$76,572	-5.00%	$26,214	-20.00%
6	$73,915	-5.00%	$20,972	-20.00%
7	$71,523	-5.00%	$16,777	-20.00%
8	$69,371	-5.00%	$13,422	-20.00%
10	$67,434	-5.00%	$10,737	-20.00%

IMPORTANT DISCLOSURES

The ZONE system presents information which assumes purchase of the MEMBERS® Zone Annuity from MEMBERS Life Insurance Company (MEMBERS Life) and provides hypothetical values. The purpose of the system is to show how the performance of the underlying Risk Control Accounts (Secure and Growth) could affect annuity values. Data generated by the system shows how these values would be affected by hypothetical returns of the S&P 500 Index, assuming current rate caps and the upside potential (rate cap) and downside protection (rate floor) for the selected zone. Data generated does not represent any specific annuity and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index period and can be adjusted annually on contract anniversary, subject to a minimum rate cap of 1% and a bail-out provision. If the rate cap is set below an account’s bail-out rate, you may withdraw value from that account without surrender charges or market value adjustment during the 30 days following anniversary.

Annuities are long-term insurance products designed for retirement purposes. Many annuities, including the MEMBERS Zone Annuity, offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) guaranteed death benefit options. A current prospectus for the MEMBERS Zone Annuity should either precede or accompany use of this system. Before investing, consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully.

ANN-0713-MZA3	REV 0813 ©CUNA Mutual Group 2013

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. All guarantees are backed by the claimspaying ability of MEMBERS Life and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Withdrawals during the index period may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). Surrender charges range from 0% to 9% during the index period. The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

There is no guarantee that the S&P 500 Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an Index. If we substitute an Index, the performance of the new index may differ from the original Index. This, in turn, may affect the credited interest you earn. We will not substitute the Index until approved by the insurance department in your state. We reserve the right to add or substitute a Risk Control Account. We will notify you of any change in Risk Control Accounts or the Index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your contract anniversary.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by CMFG Life Insurance Company, the parent company of MEMBERS Life. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life Insurance Company. The MEMBERS Zone Annuity is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies.

The ZONE system was developed by MEMBERS Life. Insurance and annuity products are issued by MEMBERS Life, 2000 Heritage Way, Waverly, IA 50677. Registered annuity products are underwritten and distributed by CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor. MEMBERS Insurance & Investments is the marketing name for products offered by MEMBERS Life and other leading carriers. Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by the financial institution.

All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers. Base Policy Form 2012- SPDMGIA.

ANN-0713-MZA3	REV 0813 ©CUNA Mutual Group 2013